EXHIBIT 3.2

ARTICLES OF AMENDMENT

OF

FARO MINING AND MILLING CORPORATION

ARTICLE I



The Articles of Amendment to the original Articles of Incorporation of Faro Mining and Milling Corporation, a Utah corporation are set forth as follows:

A.	The name of the corporation:

The name of the corporation whose articles are being amended herewith is Faro Mining and Milling Corporation.

B.	Amendments Adopted:

Article I of the Articles of Incorporation relating to the name of the corporation is hereby amended to read as follows:

"The name of the corporation is T.W.A.R., Inc.".

Article IV of the articles of incorporation relating to the stock of the corporation is hereby amended to read as follows:

The aggregate number of shares which This Corporation shall have authority to issue is twenty million (20,000,000) shares of stock with no par value, all stock of the corporation shall be of the same class, common, and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

Presently issued shares of the $0.001 par value stock- of the corporation shall be exchanged for new shares of no par value stock of the corporation on the basis of a one for fifty reverse and one share of the new no par
Value Stock shall be issued for each 50 shares of $0.001 stock with fractional shares being rounded to the nearest whole. No script will be issued.

	C.	Date of adoption.

The aforesaid amendment to the Articles of Incorporation of Faro Mining Milling Corporation was adopted at a special shareholders meeting held November 17, l986.

As of the date of the special shareholders meeting the corporation had issued and outstanding fifty million (50,000,000) shares of stock, all of which were entitled to vote on the proposed amendment. None of the shares of the corporation were entitled to vote as a class.

At the special stockholders meeting held November 17, 1936, 45,923,200 shares voted in favor of the amendments.

No shares voted against the amendments. None of the shares were entitled to vote as a class.

DATED this 17th day of November, 1986


/s/ Edward T. Wells
President, Director

/s/ Keith J Shuler
Vice President, Director

/s/ Sharlene C. Wells
Secretary, Director

Sate of Utah)
County of Salt Lake)

On the 17th day of November, 1986 personally appeared before me, Edward T. Wells, Sharlene C. Wells and Keith Schuler, signors of the the foregoing Articles of Amendment, who being first duly sworn, acknowledged to me that they executed said Articles of Amendment for the reasons stated therein.


	DATED this 24th day of January 1979.

/s/ Delila Moon
Notary Public residing at Salt Lake County.


My commission expires 12/23/89




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